WILLIAM T. HULL
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
August 7, 2009
BY EDGAR SUBMISSION
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Mail Stop 4631
Washington, D.C. 20549

Re:	RTI International Metals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008, filed February 18, 2009
Definitive Proxy Statement on Schedule 14A, filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed April 30, 2009
File No. 001-14437
Dear Mr. Cash:
     Enclosed please find our responses to the comments set forth in the letter dated July 31, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, “us”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.
     As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information follow in regular type.
WESTPOINTE CORPORATE CENTER ONE | 1550 CORAOPOLIS HEIGHTS ROAD | FIFTH FLOOR | PITTSBURGH, PA 15108 | TEL: 412.893.0083 | FAX: 412.893.0027 | www.rtiintl.com

August 7, 2009 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1
1.	Please disclose the total assets per segment and the total long-lived assets per geographic area for the last three years. See Items 101(b) and (d) of Regulation S-K.
     The Company’s total consolidated assets identified with each operating segment as of December 31 are summarized in the following table:

(in millions)	2008	2007	2006
Titanium Group	$375.0	$281.2	$228.3
Fabrication Group	224.5	226.4	164.7
Distribution Group	155.8	146.0	129.7
General Corporate	273.9	101.7	121.2

Total consolidated assets	$1,029.2	$755.3	$643.9

     The Company’s long-lived assets by geographic area as of December 31 are summarized in the following table:

(in millions)	2008	2007	2006
United States	$262.6	$147.2	$113.7
Canada	65.6	74.5	48.5
England	5.4	4.9	4.5
France	0.7	0.6	1.0

Total consolidated assets	$334.3	$227.2	$167.7

     In future Annual Reports on Form 10-K, we will disclose total assets per segment and total long-lived assets per geographic area for the last three years.
Item 1A. Risk Factors, page 9
2.	We note your statements that “the following are some of the potential risk factors...” and that “[t]he below list of important factors is not all-inclusive....” In future filings, please disclose all known material risk factors.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will make clear that our Item 1A disclosures include all known material risk factors. We propose to use disclosure substantially similar to the following:
     Our business is subject to various risks and uncertainties. Any of these individual risks described below, or any number of these risks occurring simultaneously, could have a material effect on our Consolidated Financial Statements, business, or results of

August 7, 2009 Page 3
operation. You should carefully consider these factors, as well as the other information contained in this document, when evaluating your investment in our securities.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 19
3.	In future filings, please quantify each factor that contributed to significant changes in your results from period-to-period. For example, please quantify the factors you provided for fluctuations in net sales, gross profit, selling, general and administrative expenses, and operating income. You should ensure that you explain at least a majority of the increase or decrease in your discussion. It also appears to us that your discussions of net sales should quantify and discuss changes in volumes sold and changes in average selling prices per unit of volume sold and that your discussions of gross profit should quantify and discuss changes in average costs per unit of volume sold. You should also address the impact that changes in market prices of products and raw materials had on your results. We remind you that management’s discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanations of the company’s financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.
   In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will provide additional disclosure to quantify those factors related to net sales, gross profit, selling, general, and administrative expenses, and operating income that contributed to significant changes in our results from period to period. An example of such disclosure related to net sales is set forth below:
   Net Sales. Net sales for our reportable segments, excluding intersegment sales, for the three months ended June 30, 2009 and 2008 were as follows:

Three Months Ended
	June 30,		$ Increase/	% Increase/
(In millions except percents)	2009	2008	(Decrease)	(Decrease)
Titanium Group	x.x	x.x	x.x	x.x
Fabrication Group	x.x	x.x	x.x	x.x
Distribution Group	x.x	x.x	x.x	x.x

Total consolidated net sales	x.x	x.x	x.x	x.x

     The combination of a xx% decrease in the average realized selling prices of prime mill products and a x.x% decrease in prime mill shipments resulted in a $x.x million reduction in our Titanium Group’s net sales. The decrease in average realized selling

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prices was primarily due to changes in the sales mix between periods, with the mix in 2009 consisting of a higher percentage of sales related to long-term supply agreements, which generally carry lower overall sales prices and are subject to annual pricing adjustments. Furthermore, excess inventory in the market due to the ongoing Boeing 787 Dreamliner® program delays and the lower overall titanium demand profile resulted in a xx% reduction in spot market volume and a xx% decrease in realized selling prices on spot sales compared to the prior period. Additionally, decreasing demand from the specialty steel industry resulted in a $x.x million reduction in ferro titanium sales.
     The decrease in the Fabrication Group’s net sales principally relates to the continued delays in the Boeing 787 Dreamliner® program, as well as the general downturn in the commercial aerospace market, which resulted in a reduction in net sales totaling $x.x million compared to the prior year. In addition, the relatively low price of oil compared to the prior year has led to a slow down in orders from our energy market customers, resulting in a $x.x million decrease in net sales compared to the prior year.
     The decrease in the Distribution Group’s net sales was principally related to lower demand resulting from the global economic downturn and the slow down in the commercial aerospace market which has resulted in higher levels of titanium inventory throughout the supply chain. Lower demand and lower realized pricing for the Distribution Group’s titanium products resulted in a $x.x million reduction in net sales. Lower demand and lower realized pricing for the Distribution Group’s specialty alloys products resulted in a $x.x million reduction in net sales.
Liquidity and Capital Resources, page 24
4.	You stated in Note 8 that the Claro agreement was amended to conform its covenants to the credit agreement. Please supplementally tell us and disclose in future filings whether the financial covenants of the Claro Agreement are derived from your consolidated financial statements or solely from the financial statements of RTI Claro, Inc. In addition, please confirm that you were in compliance with the covenants in the Claro agreement at December 31, 2008 and March 31, 2009. Also, please revise future filings to present the actual leverage and interest coverage ratios versus the maximum/minimum ratios required as of each reporting date. Such a presentation may allow investors to more easily understand your current ability to meet and continue to meet these financial covenants.
     We confirm that the financial covenants of the Claro Agreement are derived from our Consolidated Financial Statements. In addition, we confirm that we were in compliance with the financial covenants under the Claro Agreement at both December 31, 2008 and March 31, 2009.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will provide the actual leverage and interest coverage ratios, as well as affirmatively state that we are in compliance with the financial covenants under both the Credit Agreement and the Claro Agreement, substantially in the form set forth below:

August 7, 2009 Page 5
     Our $425 million credit agreement and our Claro credit agreement (collectively, the “Credit Agreements”) contain identical restrictive covenants derived from our Consolidated Financial Statements, which, among other things, include a leverage ratio and an interest coverage ratio (our “financial covenants”). A failure to maintain our financial covenants may impair our ability to borrow under the credit facilities. These financial covenants and ratios are described below:
•	Our leverage ratio (the ratio of Net Debt to Consolidated EBITDA, as defined in the Credit Agreements) was x.x at June 30, 2009. If this ratio were to exceed 3.25 to 1, we would be in default of our Credit Agreements and our ability to borrow under our Credit Agreements would be impaired.

•	Our interest coverage ratio (the ratio of Consolidated EBITDA to Net Interest, as defined in the Credit Agreements) was x.x at June 30. If this ratio were to fall below 2.0 to 1, we would be in default of our Credit Agreements and our ability to borrow under the Credit Agreements would be impaired.
     Consolidated EBITDA, as defined in the Credit Agreements, allows for adjustments related to unusual gains and losses and certain noncash items. At June 30, 2009, we were in compliance with our financial covenants under the Credit Agreements.
Critical Accounting Policy, page 28
Goodwill and Intangible Assets, page 29
5.	Please tell us and expand your critical accounting policy disclosures in future filings to provide investors with better insight into management’s judgments in accounting for and evaluating goodwill and other intangible assets. In this regard, please specifically address/provide:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	An understanding of the specific nature of the events that result in impairment evaluations, including the last time such evaluations were performed;

•	Sufficient information to enable an investor to understand how you estimate the fair value of your other intangible assets and why management selected each method;

•	Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected the method/s as being the most meaningful in preparing your goodwill impairment analyses;

August 7, 2009 Page 6
•	A quantitative discussion of each of the material assumptions you used to estimate fair value and a sensitivity analysis of those assumptions based on reasonably likely changes;

•	How the assumptions and methodologies used for evaluating goodwill in the current year changed from the prior year highlighting the impact of any changes;

•	Quantitative information regarding any significant known trends;

•	A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units; and

•	If or how you considered your market capitalization relative to your net book value in evaluating goodwill for impairment.
     So as to adequately respond to the Staff’s comment, we have separately addressed each of the bulleted comments set forth above. These discussion points will be incorporated into future filings within our critical accounting policies to provide investors with better insight into management’s judgments in accounting for and evaluating goodwill and intangible assets. Unless otherwise noted, substantially similar disclosure will be included in future Annual Reports on Form 10-K.
     • The reporting unit level at which you test goodwill for impairment and your basis for that determination.
     Our goodwill impairment testing is performed at the reporting unit level. These reporting units were determined as defined by SFAS 142, Goodwill and Other Intangible Assets. Our reporting units, which are one level below our operating segments, where appropriate, are as follows: 1) Titanium reporting unit; 2) Fabrication reporting unit; 3) Energy Fabrication reporting unit; 4) U.S. Distribution reporting unit; and 5) Europe Distribution reporting unit.
     • An understanding of the specific nature of the events that result in impairment evaluations, including the last time such evaluations were performed;
     Our goodwill is tested annually on October 1 and is assessed between annual tests if an event occurs or circumstances change that would indicate the carrying value of a reporting unit may exceed its fair value. These events and circumstances include, but are not limited to, significant adverse changes in legal factors or the business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. We last performed our goodwill impairment test in connection with our annual test, as required by SFAS 142, as of October 1, 2008.

August 7, 2009 Page 7
     • Sufficient information to enable an investor to understand how you estimate the fair value of your other intangible assets and why management selected each method;
     The Company’s acquisition-related finite-lived intangible assets relate to certain customer relationships and were determined using an Income approach. Management believes that this approach is appropriate because it provides a fair value estimate based on the expected long-term cash flows associated with the revenues generated from these customer relationships. Except for goodwill, the Company does not have any indefinite-lived intangible assets that require annual impairment testing.
     • Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected the method/s as being the most meaningful in preparing your goodwill impairment analyses;
     We determine the fair value of our reporting units using a discounted cash flow model. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance. This approach also considers the impact of cyclical downturns that occur in the titanium industry.
     • A quantitative discussion of each of the material assumptions you used to estimate fair value and a sensitivity analysis of those assumptions based on reasonably likely changes;
     Utilizing a discounted cash flow model, the fair value of reporting units is computed using a number of assumptions, including projected future operating results, anticipated future cash flows, discount rate, and working capital changes. Management considers historical experience and all available information at the time the fair values of reporting units are estimated. In the current year, a 12% discount rate was used for the testing of the Fabrication, U.S. Distribution and Europe Distribution reporting units. An 11% and 13% discount rate were used for our Titanium and Energy Fabrication reporting units, respectively. This reflects an adjustment for the specific risk factors associated with those two reporting units. At October 1, 2008, a one percentage point change in our discount rate, or a ten percent decrease in our expected cash flows, would have indicated a potential impairment at our U.S. Distribution reporting unit, which had $6.9 million in goodwill. A four percentage point change in our discount rate, or a 40% decrease in our expected cash flows, would have indicated a potential impairment for our Energy Fabrication and Fabrication reporting units, which had $8.7 million and $28.8 million, respectively, in goodwill.
     • How the assumptions and methodologies used for evaluating goodwill in the current year changed from the prior year highlighting the impact of any changes;
     In the current year testing, our valuation methodology was consistent with the prior year. Significant assumptions which changed from the prior year included general overall decreases in operating profits and related cash flow projections due to the softening of the commercial aerospace and titanium markets which are expected over the next several years. For our Fabrication reporting unit, we reduced our cash flow projections

August 7, 2009 Page 8
approximately 10% from the prior year to reflect pricing pressures and risks related to the Boeing 787 Dreamliner® delays, while considering the fact that the majority of this work is performed under long-term contracts. For our U.S. Distribution reporting unit, we reduced our cash flow projections approximately 50% from the prior year to reflect declining market prices and the spot nature of sales by this reporting unit. Similarly, we reduced our cash flow projections approximately 50% from the prior year for our Energy Fabrication reporting unit to reflect the reduction in orders from our energy market customers. In addition, the current year discount rates generally increased from the prior year. With the exception of the Titanium and Europe Distribution reporting units, the current year assumptions led to lower overall valuation of our reporting units, but did not trigger any indication of impairment.
     • Quantitative information regarding any significant known trends
     See response directly above which quantifies significant known trends.
     • A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will revise our disclosures in substantially the form set forth below:
     Uncertainties or other factors that could result in a potential impairment in future periods may include continued long-term production delays or a significant decrease in expected demand related to the Boeing 787 Dreamliner® program, as well as any cancellation of one of the major aerospace programs the Company currently supplies, including the Joint Strike Fighter (“JSF”) program or the Airbus family of aircraft, including the A380 and A350XWB programs.  In addition, the Company’s ability to ramp up its production of these programs in a cost efficient manner or a continued long-term slow down in Energy related markets may also impact the results of a future impairment test.
     In June 2009, Boeing announced a further delay in the first flight of the Boeing 787 Dreamliner® test aircraft in order to strengthen small areas where the wings join the fuselage. Boeing has not released an updated flight schedule nor has it provided any information with regards to the length of production delays, if any, related to this latest issue. A significant further delay in the Boeing 787 Dreamliner® production schedule is a specific uncertainty that may impact the results of a future impairment test particularly related to our Fabrication reporting unit which has $27.5 million of goodwill as of June 30, 2009.
     • If or how you considered your market capitalization relative to your net book value in evaluating goodwill for impairment.
     During 2008 as well as in performing our October 1, 2008 annual impairment test and at December 31, 2008, we did consider our market capitalization relative to book value in evaluating goodwill for impairment. This evaluation included a consideration of

August 7, 2009 Page 9

both qualitative and quantitative factors. We considered the decline in our market capitalization during 2008 and we believe our stock price was negatively affected by the equity market’s reaction to the global economic downturn. We also considered these events in relation to our business which has a strong backlog and relies heavily on long-term contracts and pricing which extend out over the next 7 to 8 years. Additionally, we considered, as discussed in Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, the impact of a control premium which may effectively cause a company’s aggregate fair value of its reporting unit(s) to exceed its current market capitalization due to the ability of the controlling shareholder to benefit from synergies and other intangible assets that arise from such control. We also considered our aggregate fair value of our reporting units using a discounted cash flow model which was far in excess of our market capitalization during the year.
     In response to the Staff’s comment, in future Annual Reports on Form 10-K, if our market capitalization is significantly less than our shareholders’ equity, which may indicate our inability to recover goodwill, the Company will provide our market capitalization as of the period end, make a statement as to whether the aggregate fair value of our reporting units determined under our discounted cash flow models exceeds our market capitalization, and address the significant factors we believe give rise to differences.
Item 8. Financial Statements and Supplementary Data, page 33
Note 2 – Summary of Significant Accounting Policies, page 39
Revenue and Cost Recognition, page 42
6.	Please supplementally tell us how much of your net sales were determined under the completed contract accounting method for each period presented.
     Our net sales (in thousands) determined under the completed contract method of accounting were $58,633, $47,187, and $37,079 for fiscal years 2008, 2007, and 2006, respectively.
     In future Annual Reports on Form 10-K, we will expand our disclosure of revenue within the “Summary of Significant Accounting Policies” to include the amount of net sales determined under the completed contract method of accounting.
Item 9A. Controls and Procedures, page 68
Management’s Report on Internal Control over Financial Reporting, page 68
7.	We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm this to us

August 7, 2009 Page 10

and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.
     The Company confirms that its definition of “internal control over financial reporting” includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the financial statements.
     In future filings, we intend to simply state that our management concluded on the applicable date that our internal control over financial reporting was effective.
Item 15. Exhibits and Financial Statement Schedules, page 70
8.	It appears that you have omitted the schedules, exhibits, and annexes, as applicable, to the credit agreements currently incorporated by reference as exhibits 4.1, 4.3, and 4.4. In future filings, please file complete copies of these credit agreements that include these missing items. See Item 601 of Regulation S-K.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will include the schedules, exhibits and annexes, as applicable, to the credit agreements currently incorporated by reference as exhibits 4.1, 4.3, and 4.4 to our Form 10-K.
Exhibits 31.1 and 31.2
9.	In future filings, please include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of our certifications filed as Exhibits 31.1 and 31.2.

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Signatures
10.	In future filings, please indicate who has signed your Form 10-K in the capacity of controller or principal accounting officer. See General Instruction D on Form 10-K.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will clearly indicate that our Chief Financial Officer, William T. Hull, is signing in his capacity as both the principal financial officer and principal accounting officer.
Definitive Proxy Statement on Schedule 14A filed March 13, 2009
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
B. Elements of Named Executive Officer Compensation, page 19
11.	In future filings, please explain in more detail how your performance share program is reflected under the column entitled “Estimated Future Payouts Under Equity Incentive Plan” in your Grants of Plan-Based Awards Table on page 26. See Item 402(e)(1) of Regulation S-K.
     In future filings, beginning with our next annual proxy statement, we will provide additional narrative detail regarding the performance share awards awarded to our named executive officers, as reflected under the “Estimated Future Payouts Under Equity Incentive Plan” column in our Grants of Plan-Based Awards Table. We currently provide a narrative description of the awards granted under our 2004 Stock Plan, including awards of performance shares; however, we will incorporate the discussion points set forth below into such narrative in future filings.
     A performance share award provides for the issuance of shares of common stock at a future date in the event we achieve established goals relating to total shareholder return, defined as the share price appreciation of the Company’s common stock plus any dividends accrued during the performance period, as compared to the collective total shareholder return of a peer group of companies established by the Compensation Committee and communicated to award recipients at the time of granting any performance share award. (See list of peer group companies for the 2008 awards on page 23 of our last proxy statement.)
     Performance shares earned under an award are to be issued on or before March 15th of the year following the end of the pre-established performance period and upon the determination by our Compensation Committee that the performance goals have been achieved and the level of such achievement. The amounts set forth under the “Estimated Future Payouts Under Equity Incentive Plan” column reflect the threshold, target, and maximum number of performance shares payable under the awards granted in 2008 to our named executive officers. As indicated in footnote (1) to the column, the performance shares are earned in amounts ranging from 0% to 200% of the target number of shares indicated in the table, based on achievement of the criteria as described in this response. In future filings, we will provide additional information with respect to the

August 7, 2009 Page 12

grant, performance period, and established comparative percentile targets with respect to our total shareholder return as compared to the peer group, to determine the target percentage achieved for each performance share award, up to the maximum shares that can be earned.
D. Analysis of Compensation Awards for Our Named Executive Officers, page 22
12.	We note that the amount of each component of compensation established for the named executive officers is based on factors that include company and individual performance. In future filings, to the extent you correlate compensation, including incentive programs, with the achievement of certain individual and corporate objectives, please discuss the specific items of performance used to determine bonus and other payments and how they are structured around the achievement of such objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(iii)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).
     In future filings, beginning with our next annual proxy statement, we will expand upon the disclosure of individual performance goals for all named executive officers similar to the factor-specific disclosure we provided in our last proxy statement for our CEO. We will also note that our current “Pay Philosophy and Guidelines Governing Officer Compensation”, which is discussed at length on page 18 of our last proxy statement, requires the Compensation Committee to exercise discretion when awarding cash bonuses and long-term incentives. The determination and allocation of and among the various elements of our compensation is not strictly formulaic in nature (as noted in the first sentence of the last paragraph on page 23 of our last proxy statement), but is instead determined by our Compensation Committee after reviewing the Company’s overall performance, each executive’s performance against their personal objectives, and the performance of the executive management team as a whole, as well as general economic and industry conditions.
13.	In future filings, please discuss material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.
     As discussed in our last proxy statement, each of our named executive officers has different personal objectives tailored to their different job responsibilities and areas of expertise. However, there are no material differences in compensation policies with respect to our individual named executive officers, or the application of our policies to them. If this changes in the future, such that material differences in the application of our compensation philosophy amongst our named executive officers exist, we will disclose them.

August 7, 2009 Page 13

     Further, our “Pay Philosophy and Guiding Principles Governing Officer Compensation”, which is discussed on page 18 of our last proxy statement, applies to our named executive officers, other executive officers, and other non-executive members of management designated by our CEO and reviewed annually with the Compensation Committee. Pursuant to this guidance, the compensation paid to all covered employees is structured so as to promote achievement of our business objectives and reinforce our strategies, to align the interests of management with those of our shareholders, to provide externally competitive and internally equitable compensation levels, and to promote retention. Our guiding compensation philosophy is further characterized by the concepts of variability with respect to the need to adjust compensation appropriately based on the performance of the Company; clarity with respect to the performance objectives; communicability of the various elements of compensation and the specific actions and results to be obtained in connection therewith; recognition of the strategic emphasis that various members of management play within our overall operations and of the need to attract, retain, and motivate employees. The compensation of all employees covered by the Pay Philosophy is established in accordance with the guiding philosophies discussed in this response. Obviously, the overall amount of compensation, and the allocation of such compensation amongst salary, bonuses, and long-term incentive awards payable to such employees differs based on the experience, strategic importance, level of responsibility, and other position-specific factors, but our general policies and the application of those policies are consistent.
Transactions with Related Persons, page 40
14.	You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. We note your disclosure that in accordance with your Code of Ethical Business Conduct and Conflicts of Interest Policy, your preference is to avoid such transactions. However, in future filings, please provide the full disclosure required by Item 404(b) of Regulation S-K.
     In future filings, beginning with our next annual proxy statement, we will provide additional disclosure, in accordance with Item 404(b) of Regulation S-K, with respect to Related Party Transactions. Although we currently provide a narrative description of our current approach with respect to transactions with related parties, we will incorporate the following additional discussion points, so as to provide additional detail in compliance with Item 404(b).
     Although as a general matter, and in accordance with our Code of Ethical Business Conduct and its Conflict of Interest Policy (both of which are available on our website at www.rtiintl.com), the Company’s preference is to avoid transactions with the Company in which any of our directors, executive officers, five percent shareholders, or certain of their relatives (“related parties”) had or will have a direct or indirect material interest, we recognize that, from time to time, such related party transactions may be contemplated. On an annual basis, we ask all non-union employees to review our Code of Ethical Business Conduct and Conflict of Interest Policy and to certify their compliance in writing.

August 7, 2009 Page 14

     In the event that we become aware, through this process or otherwise during the year, that a potential related party transaction (as defined in Item 404(a) of Regulation S-K) is being contemplated, the matter would be reviewed and considered by executive management and the Office of the Chairman (a standing committee comprised of the independent Chairman of the Board, the Vice Chairman and CEO, and the President and COO) or by the Board of Directors. Based on this review, a determination is made as to whether the Company would have a material interest in the transaction and whether such transaction could present potential or actual conflicts of interest or create the appearance that our decisions are based on considerations other than the best interests of the Company and our shareholders, and whether the transaction should be approved, ratified, or rejected.
     We also circulate a Related Party Transaction Questionnaire to each of our non-employee directors, each nominee for election as a director of the Company, and each executive officer of the Company annually in connection with the preparation of our annual proxy statement. Completion of this questionnaire allows us to review and address, in accordance with the information provided in this response, any actions that the Company should take with respect to any current or contemplated relationships each respondent may have with our significant customers, service providers, suppliers, or other vendors, which we identify by name for the recipients of the Questionnaire.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 14 – Financial Instruments, page 14
15.	In future filings, please revise the presentation of your disclosure to provide a tabular format indicating the fair value of each derivative, which derivatives were and were not designated as hedging instruments and the balance sheet location of each derivative, as required by paragraphs 3(a) and (b) of SFAS 161.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will revise our derivative instruments disclosures substantially in the form set forth below:
Note 14 – Financial Instruments:
     “When appropriate, the Company uses derivatives to manage its exposure to changes in interest rates. The interest differential to be paid or received is recorded as interest expense. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), defines derivatives, requires that derivatives be carried at fair value on the balance sheet, and provides for hedge accounting when certain conditions are met. In accordance with this standard, the Company’s derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as “cash flow” hedges under SFAS 133, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. The ineffective portions of “cash flow” hedges, if any, are recorded into current period earnings. Amounts recorded in other comprehensive income are reclassified into current period earnings when the hedged transaction affects earnings. Changes in the fair value

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of derivative instruments designated as “fair value” hedges under SFAS 133, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in current period earnings.
     As of June 30, 2009, the Company maintained several interest rate swap agreements (the “swap agreements”), with notional amounts totaling $146.3 million. The swap agreements effectively convert, from floating-rate to fixed-rate, the first 65% of interest payments on the Company’s $225.0 million term loan. The swap agreements amortize proportionally with the amortization of the term loan and allow the Company to convert a portion of its interest expense from one-month LIBOR to a fixed rate. The swap agreements expire on September 27, 2012. The swap agreements are accounted for as “cash flow” hedges under the provisions of SFAS 133 as they are highly effective at offsetting the cash flows related to interest payments on the Company’s $225.0 million term loan. The change in the fair value of these interest rate swaps is recorded in Accumulated other comprehensive income. Amounts recorded in Accumulated other comprehensive income are reclassified into Interest expense in the period the transaction affects earnings.
     As of June 30, 2009, the Company maintained several foreign currency forward contracts, with notional amounts totaling €9.7 million, that are used to manage foreign currency exposure related to equipment purchases associated with the Company’s ongoing capital expansion projects. These forward contracts settle throughout fiscal 2009. They have not been designated as hedging instruments under SFAS 133. Changes in the fair value of these forward contracts are recorded in current period earnings within Other income (expense).
     A summary of the Company’s derivative instrument portfolio as of June 30, 2009, is below:

	Designated as Hedging	Statement of Financial	Asset (Liability)
(in 000’s)	Instrument	Position Location	Fair Value
Interest rate swaps	Yes	Other noncurrent liabilities	(3,893)
Foreign currency forwards	No	Other current assets	1,234
Note 15 – Fair Value Measurements, page 16
16.	We note the disclosures you provided in note 14, however, please revise future annual and quarterly filings to provide fair value measurements of your assets and liabilities in a tabular format as required by paragraph 34 of SFAS 157.
     In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will revise our fair value disclosures in substantially the form set forth below:
     Note 15—Fair Value Measurements:
     SFAS No. 157, Fair Value Measurements (“SFAS 157”) clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair

August 7, 2009 Page 16

value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy that prioritizes the inputs utilized in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data and which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including its cash equivalents.
     The Company’s cash equivalents consist of highly liquid Money Market Funds that are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company’s interest rate swap agreements are estimated utilizing the terms of the interest rate swap agreements and available market yield curves. The Company’s foreign currency forward contracts are estimated utilizing the terms of the contracts and available forward pricing information. However, because these derivative contracts are unique and not actively traded, the fair values are classified as Level 2 estimates under the provision of SFAS 157.
     Listed below are the Company’s assets and liabilities, and their fair values, that are measured at fair value on a recurring basis as of June 30, 2009.

		Significant	Significant
	Quoted Market	Other Observable	Unobservable
	Prices	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$261,069	$—	$—	$261,069
Foreign currency forward contracts		1,234		1,234

Total assets	$261,069	$1,234	$—	$262,303

Interest rate swap agreements		3,893		3,893

Total liabilities	$—	$3,893	$—	$3,893

     As of June 30, 2009, the Company did not have any financial assets or liabilities that were measured on a nonrecurring basis.

August 7, 2009 Page 17

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
General
17.	In future filings, please provide more detailed information on the global economic downturn and its impact on your customers and recent order activity. Since you have had reductions in sales during the last two quarters of 2008 and the during the first quarter of 2009 and have incurred a net loss during the first quarter of 2009, please clearly address these negative trends, including management’s plans to address such trends, any risks or uncertainties related to those plans, and the potential risks and consequences if they are not successful.
     In our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009, we will provide additional detail with respect to the global economic downturn and its impact on our customers and order activity. We propose to use disclosure substantially similar to the following:
     Trends and Uncertainties.
     Our business has been significantly impacted by the global economic crisis. This impact was exacerbated by the severe global credit crisis that started in September 2008. Our primary market, the commercial aerospace industry, has been hit especially hard by these crises as most aircraft purchases are financed over long periods of time. The result of these two crises combined with the long-term delays in the Boeing 787 Dreamliner® program, is that our industry is left with a significant oversupply of inventory and a severe contraction in demand. As a result, our spot sales of titanium mill products have been minimal. Somewhat offsetting these impacts has been our focus on removing some of the cyclicality of the industry by signing longer-term contracts for specific quantities of material. These contracts have allowed us to maintain a level of volumes in excess of those seen during the last market downturn following September 11, 2001.
     In such market downturns, we strive to reduce our variable costs to counteract such declines in spot sales, although we cannot always do so as quickly as sales levels decline. We continue to balance our expectations of future business with our need to contain costs.
Production delays related to the Boeing 787 Dreamliner® program continue to hamper our Fabrication and Distribution Groups as well. The 787, which was initially scheduled to begin customer deliveries in late 2007, currently has a first delivery date of early 2010. We have invested a significant amount of capital into our facilities to prepare for the ramp up of 787 production. As such, while we attempt to reduce our own variable expenses (primarily labor, outside processing, overtime and supplies) to match the reduced near-term demand from Boeing, our fixed costs cannot be reduced. While we expect to receive the anticipated volumes from this program, it will be difficult to predict in what period they will occur given the uncertainly in the program’s production schedule.

August 7, 2009 Page 18

     If you have any questions with regard to these responses, need further information, or would like to discuss any of the information covered in this letter, please contact me at (412) 893-0083.

Sincerely,

/s/ William T. Hull William T. Hull Senior Vice President and Chief Financial Officer

cc:	Pamela Long Chambre Malone
Dawne S. Hickton Chad Whalen, Esq. Richard D. Rose, Esq.